

Marc Smith · 3rd

CTO at Qube Money

Gilbert, Arizona, United States · Contact info

155 connections

Qube Money

Arizona State University

Experience

Chief Technology Officer
Qube Money
Sep 2021 – Present · 2 mos

Site Reliability Engineer
SmartRent
Jul 2020 – Sep 2021 · 1 yr 3 mos

Founder & Chief Technology Officer
Panda Clouds · Full-time
Oct 2016 – Sep 2021 · 5 yrs
Gilbert, Arizona, United States

Founded Panda Clouds, a turn-key Platform as a Service that allows for the outsourcing of dev-ops.

Founder & Chief Technology Officer
Mind Missiles · Full-time
Jan 2014 – Sep 2021 · 7 yrs 9 mos
Gilbert, Arizona, United States

Founded Mind Missiles, an App Development company that focuses on helping businesses become more efficient through custom software

Product Designer
Accurate machine · Internship
Apr 2012 – Apr 2013 · 1 yr 1 mo

Worked with clients to design and fabricate new-to-market product prototypes using Solidworks, and CNC machining, and welding

Show 2 more experiences

Education

Arizona State University
Bachelor of Science (B.S.), Technological Entrepreneurship and Managemant
2012 – 2015

Volunteer experience

Leader
Young Life
Aug 2010 – Jul 2018 · 8 yrs
Children

Mentored high school students